Exhibit 99.7

2026 ASCO ANNUAL MEETING

Patient-level Clinical Response Dynamics in Advanced Melanoma With Anzu-cel, a PRAME-targeted TCR T-cell Therapy

Diwakar Davar[1], Sapna Pradyuman Patel[2], Leonel Fernando Hernandez-Aya[3], Tobias Albert Wilhelm Holderried[4], Antonia Busse[5], Apostolia Maria Tsimberidou[6], Dejka M. Araujo[6], Manik Chatterjee[7,8], Winfried Alsdorf[9], Silvana Hengler[10], M. Alper Kursunel[10], Delfi Krishna[11], Dmitry Pankov[11], Cedrik Michael Britten[10], Martin Wermke[12]

[1]University of Pittsburgh Medical Center (UPMC), Hillman Cancer Center, Pittsburgh,PA; [2]UCHealth, University of Colorado Hospital, Aurora, CO; [3]University of Miami, Miami, FL; [4]University Hospital Bonn, Bonn, Germany; [5]Charite Medical University Hospital, Berlin, Germany; [6]The University of Texas MD Anderson Cancer Center, Houston, TX; [7]Translational Oncology/Early Clinical Trial Unit (ECTU), Comprehensive Cancer Center Mainfranken; [8]University Hospital Würzburg, Würzburg, Germany; [9]Department of Hematology and Oncology University Hospital Hamburg Eppendorf, Hamburg, Germany; [10]Immatics Biotechnologies GmbH, Tuebingen, Germany; [11]Immatics US, Inc., Houston, TX, USA; [12]University Hospital Carl Gustav Carus, Dresden, Germany

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Diwakar Davar M.D., Abstract #9508
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Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- Anzutresgene autoleucel (anzu-cel, IMA203) is a one-time autologous TCR T-cell therapy targeting the cancer-associated antigen PRAME, which is expressed in >50 cancers and represents a novel immunotherapy target for melanoma
- Anzu-cel demonstrates a predictable and manageable tolerability profile and rapid, deep, and durable systemic antitumor activity in settings of high unmet need: metastatic PD-1-relapsed melanoma and metastatic uveal melanoma
- Exploratory response analysis supports the hypothesis that the broad systemic reach of anzu-cel can sustain disease control across multiple metastatic sites
- Findings support continued development of anzu-cel in melanoma, including the randomized Phase 3 SUPRAME trial (NCT06743126)

Anzu-cel, anzutresgene autoleucel; HLA, human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

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PRESENTED BY: Diwakar Davar M.D., Abstract #9508
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Anzu-cel is a Systemic TCR T-cell Therapy Designed to Target the Intracellular Tumor Antigen PRAME

PRAME is expressed in more than 50 cancers

PRAME prevalence in selected indications	
Indication	**% PRAME positive tumors[a]**
Cutaneous Melanoma	**95%**
Uterine Carcinoma	95%
Uterine Carcinosarcoma	95%
Synovial Sarcoma	95%
Uveal Melanoma	**90%**
Mucosal melanoma	**90%**
Ovarian Carcinoma	85%
Squamous Cell NSCLC	70%
TNBC	65%

Mechanism of action



anzu-cel
(IMA203)
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Other proteins
Proteasome
Peptides
Engineered PRAME-specific TCR
HLA-A*02:01
Tumor cell

Anzutresgene autoleucel (anzu-cel, IMA203) is an investigational therapy and its use has not been proven to be safe or effective. It has not been approved by the United States Food and Drug Administration (FDA) or any other regulatory agency outside of the US. [a]Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq and/or IHC data (approximate values; values between 95-100% shown as 95%); HLA, human leukocyte antigen; NSCLC, non-small cell lung cancer; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor; TNBC, triple-negative breast cancer.

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PRESENTED BY: Diwakar Davar M.D., Abstract #9508

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Phase 1 Multicenter Trial of Anzu-cel in Advanced PRAME+ Solid Tumors

Key Objectives

Primary
- Tolerability
- Determination of RP2D

Secondary
- Anzu-cel T-cell engraftment, persistence
- Efficacy

Key Eligibility Criteria

- Advanced (unresectable and/or metastatic) solid tumors
- Age ≥ 18 years
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- No available SOC treatment options
- Measurable disease (RECIST 1.1)
- No active brain metastasis

Patient Journey



SCREENING / MANUFACTURING
TREATMENT / OBSERVATION
FU
HLA-A*02:01 Testing
blood
Prevalence[1]:
US: 41%
EU: 48%
Leukapheresis
Manufacturing of anzu-cel
~2-week turnaround time
Anzu-cel
One-time infusion
PRAME Testing
Biopsy or archived tissue
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
Low Dose IL-2
1M IU SUBQ Days 1-5;
1M IU SUBQ BID Days 6-10
(Outpatient administration at investigator's discretion)

Anzu-cel, anzutresgene autoleucel; BID, twice daily; ECOG PS, Eastern Cooperative Oncology Group performance status; FU, follow-up; HLA, human leukocyte antigen; IL, interleukin; IU, international unit; mRNA, messenger ribounucleic acid; QC, quality control; RP2D, recommended phase 2 dose at $1\text{-}10 \times 10^9$ TCR T cells; SUBQ, subcutaneous; TCR, T-cell receptor.

1. Gragert L et al. *Hum Immunol.* 2013;74:1313-1320 and census numbers.

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PRESENTED BY: Diwakar Davar M.D., Abstract #9508

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Data cutoff Sep 24, 2025
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Phase 1 Subset: Patients with Advanced Melanoma

- Subset analysis focused on patients treated in phase 1b with anzu-cel at the RP2D (1-10×10^9 TCR T cells)



Total Safety Population
(N=74)
RP2D defined at
1-10×10⁹ TCR T cells
n=1 in Phase 1a
started lymphodepletion but
did not receive IMA203
n=27
Phase 1a Dose Escalation
(DL1-4)
n=46
Phase 1b Dose Expansion
(RP2D)
n=13
non-melanoma
Melanoma Efficacy Population[a]
(n=33)
n=14
cutaneous
melanoma
n=16
uveal
melanoma
n=3
other
melanoma[b]

[a] Melanoma efficacy population excludes 1 patient with uveal melanoma with ongoing unconfirmed PR from cORR; [b] Mucosal melanoma n=2, melanoma of unknown primary n=1; RP2D: 1-10×10^9 TCR T cells; DL4: 0.2-1.2×10^9 TCR T cells/m^2 body surface area. Anzu-cel, anzutresgene autoleucel; cORR, confirmed overall response rate; DL, dose level; PR, partial response; RP2D, recommended phase 2 dose; TCR, T-cell receptor.

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Diwakar Davar M.D., Abstract #9508

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Patients Had Metastatic Melanoma in High Unmet Need Settings: PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

Baseline Characteristics	All Melanoma n=33	Cutaneous Melanoma n=14	Uveal Melanoma n=16	Other Melanoma[a] n=3
Age, median (range)	57 (31, 79)	55 (31, 79)	62 (32, 74)	51 (40, 58)
Female, %	48	21	63	100
Baseline ECOG status 1, %	39	36	44	33
Prior lines of systemic treatment, median (range)	**2** (0, 6)	**2.5** (1, 5)	**2** (0, 6)	**2** (1, 3)
Prior ICI treatment, median (range)	1 (0, 4)	2 (1, 3)	1 (0, 4)	2 (1, 2)
≥1 line of ICI treatment, % (n/N)	82 (27/33)	100 (14/14)	63 (10/16)	100 (3/3)
Prior tebentafusp, % (n/N)	—	—	63 (10/16)	—
Tumor burden Target lesion SLD, cm, median (range)	10.4 (1.5, 31)	12.1 (1.5, 31)	10.3 (3.1, 21)	8.7 (2.1, 17)
Target + non-target lesions, n, median (range)	6 (1, 20)	6 (1, 10)	7 (3, 13)	17 (5, 20)
Liver metastasis, %	79	64	94	67
Brain metastasis, %	3	0	0	33
Lung metastasis, %	64	71	50	100
Uveal melanoma: Liver + extrahepatic, n (%)			13 (81)	
Liver only / extrahepatic only, n (%)			2 (13) / 1 (6)	
Elevated LDH at baseline, % LDH × ULN, median, (range)	58 1 (0.7, 9.1)	64 1.1 (0.7, 9)	56 1.1 (0.7, 9.1)	33 0.9 (0.8, 1.6)
Treatment Experience	**All Melanoma**	**Cutaneous Melanoma**	**Uveal Melanoma**	**Other Melanoma**
Infused TCR T cell dose ($\times 10^9$), median (range)	4.04 (1.30, 10.20)	4.58 (1.30, 10.20)	3.94 (1.62, 8.43)	3.33 (1.73, 7.94)

[a]Mucosal melanoma n=2; melanoma of unknown primary n=1.
ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; TCR, T-cell receptor; ULN, upper limit of normal.

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Anzu-cel Demonstrated a Predictable and Manageable Tolerability Profile

TEAEs in ≥30%	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
Nausea	22 (67)	0
ALT/AST increased	17 (52)	6 (18)
Rash[a]	14 (42)	3 (9)
Fatigue	13 (39)	0
Constipation	12 (36)	0
Hyponatremia	10 (30)	3 (9)
Pyrexia	10 (30)	0

Key Lab Abnormalities	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
Any cytopenia	33 (100)	33 (100)
Neutropenia	33 (100)	33 (100)
Anemia	33 (100)	17 (52)
Thrombocytopenia	31 (94)	13 (39)
Leukopenia	33 (100)	33 (100)
Lymphopenia	33 (100)	33 (100)

AESI	All Melanoma (n=33)	
Preferred term, n (%)	Any grade	Grade ≥3
CRS	33 (100)	6 (18)
ICANS	4 (12)	2 (6)
HLH	2 (6)	1 (3)

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
  - Most grade ≥3 cytopenias (any lineage) resolved to grade 2 or better within 30 days of lymphodepletion
- Immune-mediated AESIs occurred by Day 30 of TCR T-cell infusion
  - Expected and manageable CRS, mostly grade 1/2, consistent with mechanism of action
  - Infrequent, manageable, and mostly mild ICANS

[a] Includes rash and rash maculopapular. Grades were determined according to NCI-CTCAE v5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018, for patients enrolled under protocol v11.0 and higher according to Neelapu et al. 2019). All TEAEs regardless of relatedness to study treatment are presented. System Organ Class Blood and lymphatic system disorders excluded from analysis; Adverse events are coded to Preferred Term (PT) according to the MedDRA v24.0. Patients are only counted once per preferred time by the highest severity grade reported in the EDC. AESI, adverse event of special interest; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; d, day; HLH, haemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; mo, month; TEAE, treatment-emergent adverse event.

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PRESENTED BY: Anzu - cel Induced Rapid and Deep Responses in Metastatic PD - 1 - Relapsed Melanoma and Metastatic Uveal Melanoma Diwakar Davar M.D., Abstract #9508 a Includes melanoma (other) n=3: MM n=2, MUP n=1; b Exploratory analysis of confirmed ORR for patients with ≥2 post - BL scans per RECIST 1.1, PD or death at any prior timepoint, tho se with ongoing unconfirmed PR/CR were excluded. c Patient left study (withdrew consent) with ongoing unconfirmed PR.* Maximum change of target lesions and RECIST1.1 response at different t ime points. Anzu - cel, a nzutresgene autoleucel ; BOR, best overall response; cCR , confirmed complete response; cORR , confirmed objective response rate; cPR , confirmed partial response; DCR, disease control rate at week 6; PD, progressive disease; PR, partial response; RECIST, Res pon se Evaluation Criteria in Solid Tumors; SD, stable disease. n=33 n=3 n=16 n=14 6 4% (21/33) 2/3 6 9% (11/16) 57% (8/14) ORR 5 6% (18/3 2 ) 1/3 6 7% (10/15) 5 0% (7/1 4 ) cORR b 91% (30/33) 3/3 8 8% (14/16) 9 3% (13/14) DCR Cutaneous Melanoma Uveal Melanoma Melanoma (other) a All Melanoma • Median time to BOR was 1.4 months (1.2 - 2.8) • Most responders exhibit shrinkage of ≥1 lesion by first scan • Responses observed in target and non - target lesions Data cutoff Sep 24, 2025 BOR (RECIST 1.1) PD SD PR cPR cCR Ongoing

Anzu-cel Induced Durable Responses in Metastatic PD-1-Relapsed Melanoma and Metastatic Uveal Melanoma

	Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma[a] n=33
mDOR [mo] (range)	17.9 (4.2, 38.2+)	11 (4.4, 31.6)	**14.6** (4.2, 38.2+)
mFU [mo]	18.7	ND	18.7


Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
50
0
-50
-100
BL
PR
0
3
6
9
12
15
18
21
24
27
Months Post T-cell Infusion
Ongoing response at 39.6 mo
Response until 32.9 mo
cCR
cPR
PR
SD
PD
Ongoing

[a] Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1.
Anzu-cel, anzutresgene autoleucel; BL, baseline; cCR, confirmed complete response; cPR, confirmed partial response; mDOR, median duration of response; mFU, median follow-up; mo, month; ND, not defined; PD, progressive disease; PR partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

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PRESENTED BY: Anzu - cel Induced Durable Responses in Metastatic PD - 1 - Relapsed Melanoma and Metastatic Uveal Melanoma Diwakar Davar MD, Abstract #9508 a Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; PFS and OS of ongoing patients censored a t data - cut; PFS and OS rates were calculated using Kaplan - Meier method. Anzu - cel, a nzutresgene autoleucel ; mFU , median follow - up; mOS , median overall survival; mPFS , median progression - free survival; OS, overall survival; PFS, progression - free survival. Data cutoff Sep 24, 2025 Median Progression Free Survival Median Overall Survival All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 6.1 (1.4, 39.6+) 20.0 8.5 (1.4, 32.9) 10.4 6.0 (1.4 , 39.6+) 20.0 mPFS [ mo ] (range) mFU [ mo ] All Melanoma a n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 16.2 (2.4, 39.6+) 17.3 NR (4.5, 34.2) 14.3 1 3 .9 (2.4, 39.6+) 20.0 mOS [ mo ] (range) mFU [ mo ] 6 - month PFS rate: 55% 100 PFS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 16 8 4 2 2 1 0 0 15 20 23 24 24 25 25 At Risk Events PFS for All Melanoma Indications (n=33) 12 - month PFS rate: 37% 24 - month OS: 46% 100 OS [%] 0 75 50 25 0 6 12 18 24 30 36 42 Time from Infusion [months] 33 29 17 7 3 3 1 0 0 2 9 14 14 14 14 14 At Risk Events OS for All Melanoma Indications (n=33) 12 - month OS: 70%

PRESENTED BY: Anzu - cel Induced Systemic Antitumor Activity Across Metastatic Compartments Diwakar Davar M.D., Abstract #9508 a Other includes bone, brain, kidney, pericardium right, pleura, right adrenal, upper abdomen peritoneal implants, retroperiton eum , soft tissue, gluteal, dorsal, and subcutaneous nuchal. Anzu - cel, a nzutresgene autoleucel . Best Change per Target L esion (n=33) Data cutoff Sep 24, 2025 100 75 50 25 0 - 25 - 50 - 75 - 100 Best % Change of Diameter from Baseline Abdomen/Peritoneum Liver Lung Lymph Node Skin Other a

RECIST Progression After Anzu-cel Frequently Reflected New or Focal Lesion Escape Rather Than Broad Systemic Regrowth

Lesion-Level Analysis at RECIST PD	
Overall population	N=33
No progression, n (%)	9 (27)
Progressive disease[a], n (%)	24 (73)
RECIST PD category[a]	n=24
Best overall response	
BOR of SD or PD, n (%)	11 (46)
BOR of PR or CR, n (%)	13 (54)
Involved organ(s) at PD	
1, n (%)	12 (50)
2, n (%)	6 (25)
≥3, n (%)	6 (25)
Tumor Growth at PD	
Enlargement only, n (%)	8 (33)
New lesion(s) only, n (%)	10 (42)
Both, n (%)	6 (25)
mFU for PFS	20.0 mo



Best Overall Response
Progression
cCR (1)
cPR (17)
PR (3)
SD (9)
PD (3)
No Progression (9)
Target Lesion Only (2)
Non-target Lesion Only (5)
New Lesion Only (10)
Target/Non-target Lesions (1)
Target/New Lesions (2)
Non-target/New Lesions (2)
Target/Non-target/New Lesions (2)

[a]Patients with radiologic PD (RECIST 1.1) (n=24). Involved organ count is exploratory and based on lesion-level RECIST records at data cut, including TL progression, new lesions, and documented NTL unequivocal PD; NTL response reconciliation was ongoing after extraction. BOR, best overall response; (c)CR, (confirmed) complete response; (c)ORR, (confirmed) objective response rate; (c)PR, (confirmed) partial response; mFU, median follow-up; PD, progressive disease; NTL, non-target lesion; PFS, progression-free survival RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease; TL, target lesion

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PRESENTED BY: Sustained Control of Target Lesions Across Metastatic Compartments at Progression Diwakar Davar M.D., Abstract #9508 Exploratory analysis limited to target lesions and does not capture concurrent non - target lesion progression or new lesions in t he same organ. Percent change reflects median change in target - lesion sum of longest diameters from nadir to PD. Other includes: bone, brain, kidney, pericardium, pleura, adrenal, upper abdomen, peritoneum, retroperitoneum, soft tissue, gluteal, dorsal, su bcutaneous nuchal. PD, progressive disease; TL, target lesion(s). PD, progressive disease; RECIST, Response Evaluation Criteria in Solid Tumors. • Many target lesions remain controlled at the time of RECIST PD • PD frequently driven by new lesions, progression of non - target lesions, or selective outgrowth of individual target lesions ▪ Brain was not a common site for relapse (n=1) • This pattern supports the hypothesis that the broad systemic reach of anzu - cel can sustain disease control across multiple metastatic sites Data cutoff Sep 24, 2025 18 (0, 114) 0 (0, 0) 0 (0, 100) 0 (0, 31) 0 (0, 225) 0 (0, 9) Median change from nadir at PD, % (range) 0 5 10 15 20 25 30 Abdomen/ Peritoneum Liver Lung Lymph Node Skin Other Number of Patients No RECIST 1.1 PD PD, target lesions in organ stable PD, target lesions in organ progressing Target Lesion Location, by RECIST Progression Status (n=33) n=7 n=6 n=13 n=5 n=1 n=8 n=2 n=5 n=7 n=4 n=2 n=2 n=5 n=5

Rapid LDH Rebound Was not Associated with Progression

LDH Analysis at RECIST PD	
Overall population	n=33
No progression, n (%)	9 (27)
Progressive disease[a], n (%)	24 (73)
LDH at baseline	n=33
Normal, n (%)	9 (38)
Elevated, n (%)	15 (63)
NA, n (%)	0
LDH at PD	n=24
Normal, n (%)	8 (33)
Elevated, n (%)	15 (63)
NA[b], n (%)	1 (4)
mFU for PFS	20.0 mo

LDH Over Time, n=23[a,b]



p > 0.9999
p < 0.0001
p = 0.0001
LDH Level (xULN)
64
32
16
8
4
2
1
0.5
Baseline
Peak within 4 Weeks
at Progression

- Transient increase following anzu-cel infusion (likely indicates tumor cytolysis)
- Subsequent decrease toward baseline over time
- At RECIST PD, LDH kinetics do not indicate rapidly progressing disease

[a] Patients with radiologic PD (RECIST 1.1) (n=24). [b] No LDH measurement available for one patient within 6 weeks before/after RECIST PD.
LDH, lactate dehydrogenase; PD, progressive disease; RECIST, Response Evaluation Criteria in Solid Tumors; ULN, upper limit of normal.

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Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- Anzutresgene autoleucel (anzu-cel, IMA203) is a one-time autologous TCR T-cell therapy targeting the cancer-associated antigen PRAME, which is expressed in >50 cancers and represents a novel immunotherapy target for melanoma
- Anzu-cel demonstrates a predictable and manageable tolerability profile and rapid, deep, and durable systemic antitumor activity in settings of high unmet need: metastatic PD-1-relapsed melanoma and metastatic uveal melanoma
- Exploratory response analysis supports the hypothesis that the broad systemic reach of anzu-cel can sustain disease control across multiple metastatic sites
- Findings support continued development of anzu-cel in melanoma, including the randomized Phase 3 SUPRAME trial (NCT06743126)

Anzu-cel, anzutresgene autoleucel; HLA, human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

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PRESENTED BY: 16 Anzu - cel (IMA203) Phase 1 Trial Sponsor: Immatics Thank You – Trial Participants & Caregivers 16 University of Pittsburgh Medical Center UT MD Anderson United States University of Miami University Hospital Dresden University Hospital Hamburg Charité Berlin Germany University Hospital Würzburg CCC Comprehensive Cancer Center Mainfranken University Hospital Bonn Diwakar Davar M.D., Abstract #9508

PRESENTED BY: Appendix Diwakar Davar M.D., Abstract #9508

Melanoma Efficacy Population (n=33)

Patient ID	Indication	No of prior systemic treatment lines	Prior treatments	Prior local liver-directed treatments	Total infused dose TCR-T cells[1] $[x10^9]$	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-27	Cut. Melanoma	1	Relatlimab + Nivolumab		10.20	cCR	-73.3	Ongoing response at 20.0 months PFS	
A-DL5-01	Uveal Melanoma	1	Pexmetinib (previously ARRY-614) + Nivolumab		4.16	cPR	-84.3	Response until 32.9 months PFS	Target lesion and non-target lesion, new lesions
A-DL5-36	Uveal Melanoma	1	Brenetafusp	*Liver ablation*	7.93	cPR	-83.8	Ongoing response at 8.7 months PFS	
A-DL5-21	Uveal Melanoma	2	Valproic acid + Sunitinib Tebentafusp		7.19	cPR	-78.8	Response until 12.4 months PFS	Non-target lesion progression
A-DL5-26	Uveal Melanoma	2	Melphalan Tebentafusp	*Melphalan*	8.14	cPR	-78.4	Response until 17.6 months PFS	New lesion
A-DL4-03	Cut. Melanoma	5	Dabrafenib + Trametinib Pembrolizumab Dabrafenib + Trametinib + Vemurafenib + Cobimetinib Tebentafusp Encorafenib + Binimetinib		1.30	cPR	-78.3	Ongoing response at 39.6 months PFS	
A-DL5-13	Cut. Melanoma	3	Nivolumab Pembrolizumab Ipilimumab + Nivolumab		9.80	cPR	-69.5	Response until 20.7 months PFS	Non-target lesion progression
A-DL5-03	Cut. Melanoma	3	Interferon Pembrolizumab Ipilimumab + Nivolumab		5.12	cPR	-65.1	Response until 15.9 months PFS	Patient died from progressive disease
A-DL5-34	Uveal Melanoma	1	Tebentafusp		3.68	cPR	-58.7	Ongoing response at 10.4 months PFS	
A-DL4-07	Cut. Melanoma	2	Ipilimumab + Nivolumab Encorafenib + Binimetinib + Nivolumab + Relatlimab		1.55	cPR	-65.9	Response until 5.7 months PFS	New lesions
A-DL5-15	Cut. Melanoma	1	Pembrolizumab		3.02	cPR	-58.8	Response until 5.6 months PFS	New lesions
A-DL5-29	Mucosal Melanoma	2	Nivolumab Ipilimumab + Nivolumab		7.94	cPR	-57.1	Response until 6.0 months PFS	Target lesion and non-target lesion progression

[1] Transduced viable CD8 T cells;
BOR, Best overall response; DL, Dose level; PD, Progressive Disease; SD, Stable Disease; PR, Partial Response; cPR, Confirmed Partial Response; PFS, Progression-free survival (censored at data-cut)

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Diwakar Davar M.D., Abstract #9508
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Melanoma Efficacy Population (n=33)

Patient ID	Indication	No of prior systemic treatment lines	Prior treatments	Prior local liver-directed treatments	Total infused dose TCR-T cells[1] [x10⁹]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-19	Uveal Melanoma	6	Pembrolizumab Clinical trial intrahepatic PV10 Ipilimumab + Nivolumab Anti-CTLA-4 NF AB + XRT Clinical trial camibirstat (previously FHD-286) Pembrolizumab	*Clinical trial intrahepatic PV10*	5.42	cPR	-50.9	Response until 8.5 months PFS	Non-target lesion progression
A-DL5-24	Uveal Melanoma	3	Idronoxil + XRT Darovasertib (previously IDE196) + Crizotinib LVGN3616 + LVGN6051 + LVGN7409 + Bevacizumab + Cyclophosphamide		2.89	cPR	-48.1	Response until 6.2 months PFS	Non-target lesion progression and new lesions
A-DL5-23	Cut. Melanoma	3	Ipilimumab + Nivolumab Encorafenib + Binimetinib Relatlimab + Nivolumab		6.94	cPR	-44.8	Response until 6.0 months PFS, patient off study at data-cut due to investigator decision (radiation of one target lesion)	
A-DL4-10	Uveal Melanoma	1	Tebentafusp		1.62	cPR	-41.7	Response until 6.0 months PFS	Target lesion progression and new lesion
A-DL5-10	Uveal Melanoma	1	SEA-CD40 + Pembrolizumab		2.68	cPR	-40.8	Response until 5.8 months PFS	Target lesion progression
A-DL5-32	Uveal Melanoma	6	Ipilimumab + Nivolumab Tebentafusp Melphalan Ipilimumab + Nivolumab DYP-688 Ipilimumab + Nivolumab	*1.Local radiopharmaceutical therapy with Y-90* *2.Melaphlan*	3.18	cPR	-39.5	Patient discontinued tumor assessments; censored at last assessment with ongoing response and 6 months PFS	
A-DL5-22	Cut. Melanoma	2	Ipilimumab + Nivolumab Dabrafenib + Mekinist		6.31	PR	-59.3	Disease stabilization until 2.7 months post infusion, unconfirmed response from 2.7 until 5.5 months PFS	New lesion
A-DL4-09	Uveal Melanoma	3	Ipilimumab + Nivolumab Darovasertib Tebentafusp	*Embolization of right hepatic artery*	1.62	PR	-43.8	Patient withdrew consent with unconfirmed PR, last evaluable scan prior to termination at 6.0 months PFS	
A-DL5-28	Mucosal Melanoma	3	Ipilimumab + Nivolumab Avapritinib Nivolumab + relatlimab		3.33	PR	-36.9	Unconfirmed response until 2.8 months PFS	Target lesion progression

[1] Transduced viable CD8 T cells;
BOR, Best overall response; DL, Dose level; PD, Progressive Disease; SD, Stable Disease; PR, Partial Response; cPR, Confirmed Partial Response; PFS, Progression-free survival (censored at data-cut)

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Diwakar Davar M.D., Abstract #9508
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Melanoma Efficacy Population (n=33)

Patient ID	Indication	No of prior systemic treatment lines	Prior treatments	Prior local liver-directed treatments	Total infused dose TCR-T cells[1] [x10⁹]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-31	Cut. Melanoma	3	Ipilimumab + Nivolumab Zimberelimab + Domvanalimab Encorafenib + Binimetinib		3.68	SD	-20.6	Ongoing disease stabilization at 17.3 months PFS	
A-DL5-20	Uveal Melanoma	5	Ipilimumab + Pembrolizumab Tebentafusp Ipilimumab + Nivolumab Darovasertib (previously IDE196) + Binimetinib Camibirstat (previously FHD-286)		8.43	SD	-17.6	Stable disease until 8.6 months PFS	Non-target lesion progression
A-DL4-04	Melanoma (Unk. Primary)	1	Ipilimumab + Nivolumab		1.73	SD	0.0	Disease stabilization until 5.7 months PFS	New lesion
A-DL5-18	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab		5.71	SD	-25.4	Disease stabilization until 5.5 months PFS	New lesion
A-DL5-12	Uveal Melanoma	3	Tyrosinase peptides Nivolumab + Ipilimumab Tebentafusp		4.50	SD	-22.6	Disease stabilization until 3.5 months PFS	Target and non-target lesion progression, new lesions
A-DL4-05	Cut. Melanoma	4	Nivolumab Ipilimumab+Nivolumab Dabrafenib + Trametinib Nivolumab		1.63	SD	11.4	Disease stabilization until 5.9 months PFS	New lesions, target lesion progression
A-DL5-17	Cut. Melanoma	2	Ipilimumab + Nivolumab+Tociliziumab Nivolumab + Relatlimab + Tocilizumab + Ipilimumab		4.04	SD	-18.6	Disease stabilization until 6.1 months PFS	New lesion
A-DL5-25	Cut. Melanoma	2	Ipilimumab + Nivolumab Axitinib + Nivolumab		5.14	SD	4.6	Disease stabilization until 2.7 months PFS	Non-target lesion progression, new lesions
A-DL5-33	Cut. Melanoma	4	Pembrolizumab Pembrolizumab TransCon TLR7/8 agonist + Pembrolizumab Brenetafusp		9.76	SD	-11.5	Disease stabilization until 2.1 months PFS	New lesion
A-DL5-14	Cut. Melanoma	2	Nivolumab Encorafenib + Binimetinib		2.34	PD	-41.5	Progressive disease at 1.4 months PFS	New lesions
A-DL5-35	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab		3.71	PD	-37.5	Progressive disease at 1.4 months PFS	Non-target lesion progression
A-DL4-06	Uveal Melanoma	0	NA		2.56	PD	-6.3	Progressive disease at 1.4 months PFS	New lesion

[1] Transduced viable CD8 T cells;
BOR, Best overall response; DL, Dose level; PD, Progressive Disease; SD, Stable Disease; PR, Partial Response; cPR, Confirmed Partial Response; PFS, Progression-free survival (censored at data-cut)

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Diwakar Davar M.D., Abstract #9508
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER